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SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders

On April 26, 2007, the Annual Meeting of Shareholders of the Credit Suisse Asset Management Income Fund, Inc. (the "Fund") was held and the following matter was voted upon:

	(1) To re-elect two directors to the Board of Directors of the Fund:

Name of Director	          For	   	 	        Withheld

Enrique R. Arzac (Class III)	43,946,119.6618 shares 	 	704,853.3984 shares

Terry F. Bovarnick (Class III)	43,919,586.6997 shares		731,386.3605 shares


In addition to the directors elected at the meeting, James J. Cattano, Lawrence J. Fox, Lawrence D. Haber and Steven N. Rappaport continue to serve as Directors of the Fund.

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